1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 28, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Second Quarter EPS of NT$1.39

Hsin-Chu, Taiwan, R.O.C., July 28, 2011 — TSMC today announced consolidated revenue of NT$110.51 billion, net income of NT$35.95 billion, and diluted earnings per share of NT$1.39 (US$0.24 per ADR unit) for the second quarter ended June 30, 2011.

Year-over-year, second quarter revenue increased 5.3% while both net income and diluted EPS decreased 10.8%. Compared to first quarter of 2011, second quarter of 2011 results represent a 4.9% increase in revenue, and a 0.9% decrease in both net income and diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

In US dollars, second quarter revenue increased 6.5% from the previous quarter and increased 16% year-over-year.

Gross margin for the quarter was 46%, operating margin was 34.3%, and net margin was 32.5%.

Second quarter revenue and margins were obtained based on the exchange rate of NTD 28.86 to 1 USD, as compared to the exchange rate of NTD 31.81 to 1 USD in 2Q 2010, and NTD 29.3 to 1 USD in the previous quarter. All exchange rates were calculated based on a transaction-based weighted average of the NTD to USD exchange rate over the quarter.

40-nanometer process technology accounted for 26% of total wafer revenues, and 65-nanometer accounted for 29%. These advanced technologies accounted for 55% of total revenues.

“The outlook of the global economic condition has weakened in the last few months, which has added volatility to the supply chain inventory, and in turn, has significantly impacted the demand for our wafers in the third quarter of 2011. Relative to the second quarter, the computer and consumer segments will decline more than the decline of the communications segment while industrial/standard segment will increase,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Based on our current business outlook and exchange rate assumption, management expects overall performance for third quarter 2011 to be as follows”:

•	Revenue is expected to be between NT$102 billion and NT$104 billion;

•	Gross profit margin is expected to be between 40.5% and 42.5%;

•	Operating profit margin is expected to be between 28% and 30%.

TSMC’s 2011 second quarter consolidated results :

(Unit: NT$ million, except for EPS)

	2Q11 Amount*		2Q10 Amount		YoY Inc. (Dec.) %	1Q11 Amount		QoQ Inc. (Dec.) %
Net sales	110,509		104,962		5.3	105,377		4.9
Gross profit	50,856		51,926		(2.1)	51,671		(1.6)
Income from operations	37,866		40,468		(6.4)	39,163		(3.3)
Income before tax	39,055		42,410		(7.9)	40,312		(3.1)
Net income	35,950		40,282		(10.8)	36,278		(0.9)
EPS (NT$)	1.39	**	1.55	***	(10.8)	1.40	****	(0.9)

*	2011 second quarter figures have not been approved by Board of Directors
**	Based on 25,924 million weighted average outstanding shares
***	Based on 25,916 million weighted average outstanding shares
****	Based on 25,924 million weighted average outstanding shares

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com